Contact

www.linkedin.com/in/dovid-schick
(LinkedIn)

Top Skills

Strategic Leadership

Medical Devices

CEO Succession

Dovid Schick

CEO at Tap Systems - Making AR as easy to use as your
smartphone

Los Angeles, California, United States

Summary

I am an inventor, entrepreneur and CEO. I've created visionary
technologies and products, and have founded, financed, grown
and successfully exited from prior ventures. Bachelor of Science in
Electrical Engineering from University of Pennsylvania.

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Experience

Tap With Us (Tap Systems Inc.)
CEO
January 2015 - Present (9 years 2 months)
Greater Los Angeles Area

Founder and CEO of Tap Systems, Inc.. Inventor of the Tap Keyboard.

Tap Systems, Inc. is the developer of the Tap Wearable Keyboard and Mouse,
a revolutionary new method for communicating with the digital world. With
Tap, you can create text and control your devices simply by tapping your
fingers on any surface.

Schick Technologies, Inc.
CEO
1992 - 2004 (12 years)

Cox & Company
Electrical Engineer
1987 - 1991 (4 years)

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Education

University of Pennsylvania
Bachelor of Science (BS), Electrical Engineering · (1980 - 1985)